September 9, 2019

Steven W. Streit
Chief Executive Officer
Green Dot Corp
3465 E. Foothill Blvd.
Pasadena, CA 91107

       Re: Green Dot Corp
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 27, 2019
           Form 10-Q for the period ending June 30, 2019
           Filed August 9, 2019
           File Number 001-34819

Dear Mr. Streit:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ending June 30, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparision of Three-Month Periods Ended June 30, 2019 and 2018
Operating Revenues, page 33

1. You disclose that as of June 30, 2019, your active accounts declined by approximately
       500,000 on a year-over-year basis primarily due to a decline in the number of non-direct deposit active accounts under your legacy branded account programs, partially offset by an increase of approximately 240,000 active accounts under your BaaS programs, from which you typically generate lower fees as compared to your legacy prepaid products.
       Please address the following in future filings:

           Enhance your Key Metric disclosures to clarify the relationship to direct accounts,
 Steven W. Streit
Green Dot Corp
September 9, 2019
Page 2
             non-direct deposit accounts and BaaS programs;
             Disclose how you classify Walmart revenues, i.e. direct deposit, non-direct and BaaS programs since Walmart represents 32% of revenues for the six months ending June
             30, 2019;
             Describe why BaaS programs typically generate lower fees compared to your legacy prepaid products; and
             Disaggregate your operating revenues between direct deposit; non-direct and BaaS programs for the period presented.

         Please provide us with your draft disclosures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Christina Harley at 202-551-3695 or Michelle Miller at 202-551-3368
with any questions.



FirstName LastNameSteven W. Streit                           Sincerely,
Comapany NameGreen Dot Corp
                                                             Division of
Corporation Finance
September 9, 2019 Page 2                                     Office of
Financial Services
FirstName LastName